January 11, 2008

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pennsylvania Real Estate Investment Trust

Form 10-K for the year ended December 31, 2006

Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007

File No. 1-06300

Dear Mr. Gordon:

Pennsylvania Real Estate Investment Trust (the “Company”) has considered carefully each of the comments in your letter dated December 13, 2007, and on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Comment 1:

Form 10-K for the Year Ended December 31, 2006

Note 9 – Stock-Based Compensation, page F-25

We note that your audited financial statements do not include all of the disclosures required by SFAS 123(R). In future filings, please revise the notes to your financial statements to include all of the disclosures required by paragraphs 64 and 65 of SFAS No. 123(R), as applicable. See also paragraph A240 in Appendix A of SFAS 123(R) for required disclosures. In your response please provide us with your proposed future disclosures.

Response:

In its future filings, the Company will augment and provide further detail in its disclosures regarding stock based compensation, including information regarding the aggregate and average exercise price and intrinsic value of outstanding and of exercisable options, as well as other items.

The Company will also provide additional disclosure to more fully describe the types of grants that the Company makes under its 2003 Equity Incentive Plan and the Company’s Restricted Share Plan for Non-Employee Trustees approved in 2002, as well as the future compensation cost related to the vesting of such grants. In addition, the Company will reorganize portions of the Stock-Based Compensation note to its consolidated financial statements so that it presents the information in a more reader-friendly manner.

The form of proposed future disclosure incorporating these changes is set forth as Exhibit A to this response letter.

Comment 2:

Form 10-Q for the Quarter Ended September 30, 2007

Note 5 – Financing Activity, page 9

We note you entered into capped call transactions in conjunction with the issuance of the Exchangeable Senior Notes in May 2007, and recorded your payment of $12.6 million as a reduction in shareholders’ equity. Please tell us your basis for your accounting treatment of the capped call transaction and how you considered the guidance in EITF 00-19 and SFAS 133. Within your response, specifically tell us how you will settle these transactions.

Response:

In May 2007, PREIT Associates, L.P., the Company’s operating partnership (the “Operating Partnership”), which is a consolidated subsidiary of the Company, issued $287.5 million of Exchangeable Senior Notes due 2012 in a private placement (the “Notes”). The Notes contain an exchange settlement feature. Pursuant to this feature, upon surrender of the Notes for exchange by the holders, the Notes will be exchangeable for cash equal to the principal amount of the Notes and, with respect to any excess exchange value, at the Company’s option, for cash, common shares of the Company or a combination of cash and common shares of the Company.

Simultaneous with the placement of the Notes, the Operating Partnership used $12.6 million of the proceeds from the sale of the Notes to enter into capped call agreements. The terms of the capped call agreements provide that the Operating Partnership will, at its election, receive common shares or cash from the counterparty upon net share or net cash settlement of the agreements, respectively. The capped call agreements are intended to reduce the potential dilutive effects of the exchange settlement feature of the Notes in the scenario where the Company delivers shares to the holders of the Notes for the excess exchange value. If the market price of the common shares at the time of the exchange is between the initial exchange price of $54.64 and $63.74, the capped calls enable the Company to receive common shares from the counterparty, which the Company could use to deliver to the holders of the Notes rather than having to issue new shares and diluting the interest of existing equity holders. Under the terms of the capped call agreements, the Company will not issue any shares itself in settlement of the agreements.

General. In accounting for the capped call agreements, the Company considered and followed the accounting guidance outlined in the following standards:

•	Statement of Financial Accounting Standards No. 133, Accounting for Derivative and Hedging Activities (“SFAS 133”);

•	Emerging Issues Task Force Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”); and

•	Emerging Issues Task Force Issue No. 01-06, The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-06”).

The capped call agreements are freestanding instruments that meet the definition of a derivative under paragraphs 6-9 of SFAS 133. However, paragraph 11(a) of SFAS 133 provides that contracts issued or held by a reporting entity that are both indexed to its own stock and classified in stockholders equity are not considered derivative instruments for purposes of SFAS 133.

Indexed to Own Stock. EITF 01-06 addresses whether an instrument is indexed to a company’s stock. In its analysis, the Company evaluated whether settlement is based on changes in its stock price as well as whether any contingency provisions exist in the arrangements that are not based on an observable market other than the market for the Company’s common shares, and once a contingent event has occurred, whether the settlement amount is based solely on the common shares. The capped call agreements hinge on the market value per share of the Company, and there are no other contingency provisions, and thus the capped call is specifically indexed to the Company’s common shares.

Classified in Shareholders Equity. In EITF 00-19, paragraph 8 states that, for free-standing derivatives that are indexed to a company’s stock, the following types of derivatives should be accounted for as equity in the balance sheet:

•	Contracts that require physical settlement or net-share settlement, or

•

Contracts that give a company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 of EITF 00-19 have been met.

The contractual provisions of the Company’s capped call agreements allow settlement in either cash or shares at the Company’s option, and therefore the Company must evaluate them under paragraphs 12-32 of EITF 00-19.

Set forth below is the Company’s analysis of paragraphs 12-32 of EITF 00-19, which provided further guidance for the classification of the capped call agreements as equity.

EITF 00-19 PROVISIONS	CAPPED CALL CONTRACT TERMS

The contracts cannot include any provisions that could require net-cash settlement except in limited circumstances. [EITF 00-19.12-13]

The contractual terms of the capped call agreements provide that the Company will, at its election, receive common shares or cash from the counterparty upon net share or net cash settlement of the agreements, respectively. Under the terms of the capped call agreements, the Company will not issue any shares itself or pay any cash in settlement of the agreements.

The contract must permit the Company to settle in unregistered shares. [EITF 00-19.14-18]

The Company must have sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the contracts could remain outstanding. [EITF 00-19.19]

The contracts contain an explicit limit on the number of shares to be delivered in a share settlement. [EITF 00-19.20-24]

If the capped call agreements are in the money, then the Company will, at its election, receive common shares or cash from the counterparty upon net share or net cash settlement of the agreements, respectively. Under the terms of the capped call agreements, the Company will not issue any shares itself in settlement of the agreements. A sufficient number of shares are available in the public market for the counterparty to settle the maximum possible number of shares that could be required to be delivered to the Company under the capped call agreements.

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. [EITF 00-19.25]	There are no required cash payments in the event the Company fails to make timely filings with the SEC.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). [EITF 00-19.26]

The capped call agreements do not contain this or any similar terms.

The contract requires net cash settlement only in specific circumstances in which holders of the shares underlying the contract also would receive cash in exchange for their shares. [EITF 00-19.27-28]	The capped call agreements require net cash settlement only in specific circumstances (nationalization or change in control not within the Company’s control) in which holders of shares underlying the agreements also would receive cash in exchange for their shares.

There are no provisions that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. [EITF 00-19.29-31]	There are no such provisions.

There is no requirement in the contracts to post collateral at any point or for any reason. [EITF 00-19.32]	The capped call agreements do not contain this or any similar terms.

Conclusion. Under EITF 00-19, because the capped call agreements provide the Company with a choice of net cash settlement or settlement in shares, and contracts that allow the Company to choose are recorded in equity, the agreements will be recorded as equity. Paragraph 9 of EITF 00-19 provides that contracts that are initially classified as equity are accounted for in permanent equity as long as those contracts continue to be classified as equity. Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.

After analyzing the requirements of EITF 00-19 and EITF 01-06, the Company concluded that the terms of the capped call agreements meet the conditions specified in paragraph 11(a) of SFAS 133 and, therefore, the contracts should not be accounted for under SFAS 133. Further, as noted above, under EITF 00-19, the contract should be classified in equity. Finally, under EITF 00-19, the contract should be initially measured at fair value and reported in permanent equity. The $12.6 million was recorded as a reduction of “capital contributed in excess of par” in the shareholders’ equity section of the Company’s balance sheet. Assuming the contracts continue to be recorded in equity, under EITF 00-19, the Company will record no impact arising from changes in fair value in future periods.

Settlement. Under the terms and procedures of the capped call agreements, in order to settle these agreements, the Company may make an election for either cash settlement or net share settlement, or cash settlement in part or net share settlement in part. In general, the Company makes its election on the last day that is scheduled to be a trading day (as defined in the indenture for the Notes) that precedes the start of the period used to determine the settlement amount, which is specified in the capped call agreements. The manner in which the Company will ultimately settle these agreements will depend upon several factors, including the share price on the applicable date, the difference between the then-current share price and the strike price of the call, and the number of shares outstanding on that date, among other things.

***

In connection with the responses to your comments set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to contact me at (215) 875-0138 or Robert McCadden, the Company’s Chief Financial Officer, at (215) 454-1295.

Sincerely,

/s/ Edward A. Glickman
Edward A. Glickman
President and Chief Operating Officer

Cc:	Jonathan Wiggins (Securities and Exchange Commission)

Robert McCadden (PREIT)

Bruce Goldman, Esq. (PREIT)

Robert Labenski (KPMG LLP)

Howard Blum, Esq. (Drinker Biddle & Reath LLP)

EXHIBIT A

9. STOCK-BASED COMPENSATION

As of December 31, 2006, there were two share based compensation plans under which the Company continues to make awards: its 2003 Equity Incentive Plan and its Restricted Share Plan for Non-Employee Trustees approved in 2002. Previously, the Company maintained four other plans pursuant to which it granted awards of restricted shares or options. Certain restricted shares and certain options granted under these other plans remain subject to restrictions or outstanding and exercisable, respectively. In addition, the Company previously maintained a plan pursuant to which it granted options to its non-employee trustees.

As stated above in Note 1, the Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires all share based payments to employees to be valued at their fair value on the date of grant, and to be expensed over the applicable vesting period.

Share Based Compensation Plans

For the years ended December 31, 2006, 2005 and 2004, the Company recorded aggregate compensation expense for share based awards of $7.1 million, $4.4 million and $3.2 million, respectively, in connection with the equity programs described below. There was no income tax benefit recognized in the income statement for share based compensation arrangements. The Company capitalized compensation costs in connection with share based compensation of $0.3 million in 2006. No compensation costs related to share based payment were capitalized during 2005 or 2004.

2003 Equity Incentive Plan

Subject to any future adjustments for share splits and similar events, the total number of common shares remaining available to be issued under the Company’s 2003 Equity Incentive Plan (pursuant to options, restricted shares or otherwise) was 1,818,214 as of December 31, 2006. At inception, there were 2,500,000 shares authorized for issuance. The share based awards described below in this section were all made under the 2003 Equity Incentive Plan.

Restricted Shares

In 2006, 2005 and 2004, the Company made grants of restricted shares subject to time based vesting. In addition, in 2005 and 2004, the Company made grants of restricted shares that were subject to market based vesting. The aggregate fair value of the restricted shares that the Company granted to its employees in 2006, 2005 and 2004 was $4.9 million, $7.7 million and $6.8 million, respectively. The Company will record future compensation expense in connection with the vesting of existing time based and market based restricted share awards as follows:

(In thousands of dollars) Year ended December 31,	Future compensation expense
2007	$3,620
2008	3,088
2009	2,107
2010	902
2011	105
Total	$9,822

Restricted Shares Subject to Market Based Vesting

In 2005 and 2004, the Company granted restricted shares that were subject to market based vesting. The restricted shares subject to market based vesting vest in equal installments over a five-year period if specified total return to shareholders (as defined in the grant) goals established at the time of the grant are met in each year. If the goal is not met in any year, the awards provide for excess amounts of total return to shareholders in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. Unvested market based restricted shares are forfeited if an executive’s employment is terminated for any reason other than by PREIT without cause or by the officer for good reason. Vesting is accelerated upon a change-in-control of the Company. The annual total return to shareholders goal for the market based restricted shares awarded in 2005 and 2004 was set at the greater of (i) 110% of the total return to shareholders of a specified index of real estate investment trusts for each of the five years or (ii) the dividends paid by the Company during the year, expressed as a percentage of the market value of a share, as of the beginning of the year, plus 1%. No market based restricted shares vested in 2006 or 2005 since the Company’s total return to shareholders was less than the annual total return to shareholders goal for the awards. The Company granted a total of 67,147 and 64,094 restricted shares subject to market based vesting in 2005 and 2004, respectively. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The grant date fair value of these awards was determined using a Monte Carlo simulation probabilistic valuation model and was $29.00 for 2005 and $20.35 for 2004. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2% for each of the 2005 and 2004 awards, a standard deviation of 6.4% and 6.1% for the 2005 and 2004 awards, respectively, and a 0.92 and 0.82 correlation of the Company’s total return to shareholders to that of the specified index of real estate investment trusts for the 2005 and 2004 awards, respectively. Compensation cost relating to these market based vesting awards is recorded ratably over the five-year vesting period. The Company recorded $1.1 million, $0.5 million and $0.6 million of compensation expense related to market based restricted shares for the years ended December 31, 2006, 2005 and 2004, respectively.

Restricted Shares Subject to Time Based Vesting

The Company makes grants of restricted shares subject to time based vesting. The shares awarded generally vest over periods of up to five years, typically in equal annual installments, as long as the recipient is an employee of the Company on the vesting date. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The Company granted a total of 132,761, 147,105 and 159,120 restricted shares subject to time based vesting in 2006, 2005 and 2004, respectively. The grant date fair values of time based restricted shares are determined based on the average of the high and low sales price of a common share on the date of grant, which ranged from $40.60 to $41.81 per share in 2006, $40.18 to $42.40 per share in 2005, and $30.96 to $37.36 per share in 2004. Compensation cost relating to time based restricted shares awards is recorded ratably over the respective vesting periods. The Company recorded $3.6 million, $2.7 million and $2.3 million of compensation expense related to time based restricted shares for the years ended December 31, 2006, 2005 and 2004, respectively.

Restricted Share Unit Program

In May 2006, the Company’s Board of Trustees established the 2006-2008 Restricted Share Unit (“RSU”) Program. Under the RSU Program, the Company may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on the Company’s performance in terms of total return to shareholders (as defined in the RSU program) for the three year period ending December 31, 2008 (the “Measurement Period”) relative to the total return to shareholders for the Measurement Period of companies comprising an index of real estate investment trusts (the “Index REITs”). If the Company’s total return to shareholders performance is below the 25th percentile of the Index REITs, then no shares will be earned. If the Company’s total return to shareholders over the Measurement Period is above the 25th, 50th or 75th percentiles of the Index REITs, then a percentage of the awards ranging from 50% to 150% will be earned. Dividends are deemed credited to the RSU accounts and are applied to “acquire” more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant’s account at the end of the Measurement Period. The aggregate fair value of the RSU awards in 2006 was determined using a Monte Carlo simulation probabilistic valuation model and was $1.9 million ($44.30 per share). For the purpose of the simulation, we assumed volatility of 21.6%, which is calculated based on the volatility of our share price over the last three years, a risk-free interest rate of 4.80%, which reflects the yield on a three-year Treasury bond, and a stock beta of 0.955 compared to the Dow Jones US Real Estate Index based on three years of historical price data.

Compensation cost relating to these RSU awards is being expensed over the three year vesting period. The Company granted a total of 43,870 RSUs in 2006. The Company recorded $0.5 million of compensation expense related to the RSU Program for the year ended December 31, 2006. The Company will record future compensation expense related to the existing awards under the RSU program as follows:

(In thousands of dollars) Year ended December 31,	Future compensation expense
2007	$648
2008	648
2009	110
Total	$1,406

Outperformance Program

In January 2005, the Company’s Board of Trustees approved the 2005- 2008 Outperformance Program (“OPP”), a performance-based incentive compensation program that is designed to pay a bonus (in the form of common shares of beneficial interest) if the Company’s total return to shareholders (as defined in the OPP) exceeds certain thresholds over a four year measurement period beginning on January 1, 2005. The Board of Trustees amended the OPP in March 2005. The grant date fair value of the OPP awards in 2005 was determined using a Monte Carlo simulation probabilistic valuation model and the aggregate value of $3.7 million is being expensed over the four year vesting period. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.2% and a 0.92 correlation of the Company’s total return to shareholders to that of the specified index of real estate investment trusts.

The Company recorded $1.2 million and $0.9 million of compensation expense related to the OPP for the years ended December 31, 2006 and 2005, respectively. The Company will record future compensation expense of $0.8 million in each of the years ended December 31, 2007 and 2008 related to the OPP.

Service Awards

In 2006, 2005 and 2004, the Company issued 1,750, 3,050 and 2,725 shares, respectively, without restrictions to non-officer employees as service awards. The aggregate fair value of the awards of $0.1 million in each of the years ended December 31, 2006, 2005 and 2004 was recorded as compensation expense.

In 2006, the Company also issued 6,736 shares in connection with an executive separation at a fair value of $41.67 per share. See Note 11. In connection with this issuance, the Company recorded $0.3 million of compensation expense in the year ended December 31, 2006.

Restricted Share Plan For Non-Employee Trustees

The Restricted Share Plan for Non-Employee Trustees approved in 2002 provides for the granting of restricted share awards to non-employee trustees of the Company. At December 31, 2006, there were 15,000 shares remaining available for issuance under this plan. At inception, there were 50,000 shares authorized for issuance.

In 2006, 2005 and 2004, the Company made grants of restricted shares to non-employee trustees subject to time based vesting. The aggregate fair value of the restricted shares that the Company granted to its non-employee trustees in 2006, 2005 and 2004 was $0.4 million, $0.3 million and $0.3 million, respectively. The Company recorded $0.3 million, $0.2 million and $0.2 million of compensation expense related to time based vesting of non-employee trustee restricted share awards in 2006, 2005 and 2004, respectively. There were 15,000 shares available for grant to non-employee trustees at December 31, 2006. The Company will record future compensation expense in connection with the vesting of existing non-employee trustee restricted share awards as follows:

(In thousands of dollars) Year ended December 31,	Future compensation expense
2007	$236
2008	131
2009	10
Total	$377

Options Outstanding

Options are granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than ten years from the grant date. The Company has six plans under which it has historically granted options. The Company has not granted any options to its employees since 2003, and, since that date, has only made option grants to non-employee trustees on the date they became trustees in accordance with an existing policy. Cash received from options exercised in 2006, 2005 and 2004 was $1.3 million, $2.2 million and $3.1 million, respectively. The following table presents the changes in the number of options outstanding from January 1, 2004 through December 31, 2006:

	Weighted Average Exercise Price	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1998 Stock Option Plan	1997 Stock Option Plan	1990 Employees Plan	1990 Non-Employee Trustee Plan
Options outstanding at January 1, 2004	$22.71	142,653	100,000	57,500	265,260	88,390	62,375
Options granted	$34.55	5,000	—	—	—	—	—
Options exercised	$18.37	(128,161)	—	(12,700)	—	(47,285)	(10,500)
Options forfeited	$21.83	(2,723)	—	(2,500)	—	—	—

Options outstanding at December 31, 2004	$23.38	16,769	100,000	42,300	265,260	41,105	51,875
Options granted	$38.00	5,000	—	—	—	—	—
Options exercised	$24.33	(1,863)	—	(7,000)	(64,260)	(15,000)	(1,000)
Options forfeited	$20.36	(932)	—	—	—	—	(1,000)

Options outstanding at December 31, 2005	$23.70	18,974	100,000	35,300	201,000	26,105	49,875
Options exercised	$22.77	(4,889)	—	(7,250)	(11,000)	(25,605)	(8,875)
Options forfeited	$22.55	(358)	—	—	—	—	—

Options outstanding at December 31, 2006 (1)	$23.46	13,727	100,000	28,050	190,000	500	41,000

Outstanding options
Average exercise price per share	$23.46	$32.04	$17.84	$23.85	$25.41	$23.85	$25.02

Aggregate exercise price (2)	$8,758	$440	$1,784	$669	$4,828	$12	$1,026

Intrinsic value of options outstanding (2)	$5,941	$101	$2,154	$436	$2,654	$8	$589

Exercisable options outstanding at December 31, 2006 (3)
Options outstanding at December 31, 2006	$23.14	7,477	100,000	28,050	190,000	500	37,250

Average exercise price per share	$23.14	$28.21	$17.84	$23.85	$25.41	$23.85	$24.22

Aggregate exercise price (2)	$8,406	$211	$1,784	$669	$4,828	$12	$902

Intrinsic value of options outstanding (2)	$5,900	$84	$2,154	$436	$2,654	$8	$565

(1)

As of December 31, 2006, an aggregate of outstanding exercisable and unexercisable options to purchase 373,277 shares of beneficial interest with a weighted average remaining contractual life of 2.3 years.

(2)	Amounts in thousands.

(3)	As of December 31, 2006, exercisable options to purchase 363,277 shares of beneficial interest were outstanding.

The following table summarizes information relating to all options outstanding as of December 31, 2006:

	Options Outstanding as of December 31, 2006		Options Exercisable as of December 31, 2006
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$13.00-$18.99	108,861	$17.74	108,861	$17.74	3.8
$19.00-$28.50	244,416	$25.02	243,166	$25.00	1.2
$29.00-$38.99	20,000	$35.62	11,250	$35.21	7.3

The fair value of each option granted in 2005 and 2004 was estimated on the grant date using the Black-Scholes option pricing model and on the assumptions presented below (no options were granted in 2006):

	Options Issued to Non- Employee Trustees Year Ended December 31, 2005	Options Issued to Non- Employee Trustees Year Ended December 31, 2004
Weighted-average fair value	$6.85	$6.37
Expected life in years	10	10
Risk-free interest rate	4.47%	4.60%
Expected Volatility	18.13%	17.53%
Dividend yield	5.92%	6.25%